UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On March 31, 2008, Husky Energy Inc. issued a press release announcing that all necessary government and regulatory approvals had been received for the formation of an integrated oil sands/refining joint venture. The transaction creates two 50/50 partnerships whereby Husky contributes and operates its Sunrise oil sands project in Alberta, Canada and BP Products North America Inc. contributes and operates its Toledo refinery in Ohio, U.S.A. The press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.
By:	/s/ James D. Girgulis
James D. Girgulis Vice President, Legal & Corporate Secretary

Date: March 31, 2008

EXHIBIT A

March 31, 2008

For immediate release

Husky Energy and BP Complete Joint Venture Agreements

Calgary, Alberta – Husky Energy Inc. is pleased to advise that all necessary government and regulatory approvals have been received for the formation of an integrated oil sands/refining joint venture. This transaction is a creation of two 50/50 partnerships whereby Husky contributes and operates its Sunrise oil sands project in Alberta, Canada and BP contributes and operates its Toledo refinery in Ohio, U.S.A.

Husky/BP have completed all agreements on schedule. The effective date for the transaction is January 1, 2008.

Husky Energy is a Canadian-based integrated energy and energy-related company headquartered in Calgary, Alberta. Husky Energy is publicly traded on the Toronto Stock Exchange under the symbol HSE.

To view the December 5, 2007 news release announcing the transaction, please visit the Husky Energy website at: www.huskyenergy.com

For further information, please contact:

Tanis Thacker

Manager, Investor Relations

Husky Energy Inc.

(403) 298-6747